November 3, 2006

VIA EDGAR

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Bassett Furniture Industries, Incorporated

Form 10-K for Fiscal Year Ended November 26, 2005

Filed January 30, 2006

File No. 000-00209

Dear Ms. Shah:

Based on our October 20th telephone discussion, we have provided additional comments on the three specific questions relating to the response letters we provided to you on July 20th and September 8th. We appreciate your questions and again accept them as an opportunity to clarify our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your questions has been repeated below (in bold type) with our response directly after it.

Form 10-K for the year ended November 26, 2005

(Our response amounts in thousands)

1.	As it relates to the amount of goodwill we recorded in 2005, why didn’t we determine it was appropriate under U.S. GAAP to include each of the elements included in our July 20th response letter (Question #5) which were:

•	Store level retail return

•	Wholesale furniture that will be sold through these stores

•	The amount invested in our brand in these markets during the period of time the stores have been open

•	The amount of start-up costs it would take to allow us to re-open stores in these large metropolitan areas

Response:

We considered each of the elements listed above in determining the amount of goodwill to record as part of these transactions. The independent valuations we obtained were based on the store level retail return projected for these stores similar to what a third party would have expected to receive from such a purchase. These valuations did factor in the amount invested in our brand in these markets during the period of time the stores have been open. Our judgment was then to record a goodwill and identifiable intangible asset amount that was fully supported by the independent valuations. As set forth in previous discussions, we adopted the principle based on a third-party purchase. We continue to believe this is the most accurate valuation and accounting principle to use. Ernst & Young reviewed and concurred with this goodwill treatment.

2.	Noting that $2,500 of the $3,550 of consideration paid for these acquisitions included conversion of a note into equity, which market did this note conversion relate to? Where was it reflected on our historical financials?

Response:

The note related to the Dallas stores and was reflected in our notes receivable balances in our historical financial statements.

3.	Can you provide a table of fair value amounts, similar to the table provided in Response #5 to the September 8th response?

Does the $3,497 of net liabilities acquired include or exclude notes payable and the gross profit on inventory?

Response:

The book value amounts provided in our September 8th response were the same as the fair value amounts except for inventories, which were adjusted to eliminate the wholesale profit embedded in the acquired inventories. As part of our consolidation, we also:

•	Eliminated accounts and notes payable due to Bassett from the acquired stores,

•	Recorded a note receivable from the former owner of the upstate New York stores,

•	Converted the Dallas note payable to equity, and

•	Recorded goodwill and identifiable intangible assets

The $3,497 of net liabilities acquired did include notes payable but excluded the gross profit on inventory and the recorded goodwill. The Dallas note converted to equity was also excluded from the net liabilities acquired.

Our approach to recording the purchase transactions was to ensure that the assets acquired and the liabilities assumed were recorded in accordance with SFAS 141 and EITF-04-01 to establish fair values for the opening balance sheet amounts.

Please contact me directly at (276) 629-6757, by e-mail at bcsafrit@bassettfurniture.com or via fax at (276) 629-6332 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ Barry C. Safrit
Barry C. Safrit
Vice President and CFO

/s/ Robert H. Spilman, Jr.
Robert H. Spilman, Jr.
President and CEO